Filed Pursuant to Rule 424(b)(3)
Registration No. 333-190956

Prospectus Supplement No. 5
(to Prospectus dated October 8, 2013)

MAGNUM HUNTER RESOURCES CORPORATION

Offer to Exchange $600,000,000 Registered 9.750% Senior Notes due 2020 and Related Guarantees
for
$600,000,000 Outstanding 9.750% Senior Notes due 2020 and Related Guarantees
This Prospectus Supplement No. 5, dated January 6, 2014 (this “Supplement”), is being filed to update, amend and supplement the information previously included in our prospectus, dated October 8, 2013 (the “Prospectus”), as supplemented by Prospectus Supplement No. 1 dated November 12, 2013, Prospectus Supplement No. 2 dated November 27, 2013, Prospectus Supplement No. 3 dated December 12, 2013 and Prospectus Supplement No. 4 dated December 19, 2013, with the information contained in the Form 8-K filed with the Securities and Exchange Commission on January 6, 2014 (the “Form 8-K”), including the information contained in the first paragraph of Item 7.01 of the Form 8-K regarding Magnum Hunter Resources Corporation’s credit facility. Any other documents, exhibits or information contained in the Form 8-K that have been deemed furnished and not filed pursuant to General Instruction B.2 of Form 8-K or otherwise in accordance with SEC rules shall not be included in this Supplement. We have attached the Form 8-K to this Supplement. This Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus, including all amendments and supplements thereto.
We urge you to carefully review the “Risk Factors” beginning on page 8 of the Prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
January 6, 2014 (December 30, 2013)

MAGNUM HUNTER RESOURCES CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware	001-32997	86-0879278
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

777 Post Oak Boulevard, Suite 650
Houston, Texas 77056
(Address of principal executive offices, including zip code)

(832) 369-6986
(Registrant’s telephone number, including area code)

Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01.	Completion of Acquisition or Disposition of Assets.

On December 30, 2013, PRC Williston, LLC and Williston Hunter ND, LLC (collectively, the “Sellers”), subsidiaries of Magnum Hunter Resources Corporation (the “Company”), closed on the sale of certain assets to Enduro Operating LLC, a Delaware limited liability company (“Enduro”), pursuant to a Purchase and Sale Agreement dated November 19, 2013, by and among the Sellers and Enduro (the “Purchase and Sale Agreement”). The Company reported the entry by the parties into the Purchase and Sale Agreement pursuant to a Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on November 22, 2013.
Pursuant to the Purchase and Sale Agreement, Sellers sold to Enduro certain oil and gas properties and assets located in Burke, Renville, Bottineau and McHenry Counties, North Dakota, including operated working interests in approximately 30,000 acres and approximately 180 wells producing primarily from the Madison formation in the Williston Basin (the “ND Properties”). The effective date of the sale was September 1, 2013. The total purchase price of the ND Properties under the Purchase and Sale Agreement was $45 million in cash. At signing of the Purchase and Sale Agreement, Sellers received a cash purchase price deposit from Enduro of $4.5 million, and, at closing of the sale, received, after the preliminary determination of customary purchase price adjustments, the remaining purchase price of approximately $39.6 million in cash. The final determination of the customary adjustments to the purchase price will be made by the parties approximately 120 days after closing.

Item 7.01.	Regulation FD Disclosure.

Upon the closing of the sale of the ND Properties on December 30, 2013, the borrowing base under the Company’s asset-based, senior secured revolving credit facility maturing April 13, 2016 was automatically reduced by $22.5 million to $242.5 million pursuant to the terms of the Company’s Third Amended and Restated Credit Agreement, dated as of December 13, 2013, by and among the Company, as borrower, Bank of Montreal, as administrative agent, the lenders party thereto and the agents party thereto.
On December 20, 2013, the Company issued a press release providing an operational update on its Marcellus Shale and Utica Shale plays (the "Press Release"). A copy of the Press Release is furnished as part of this Current Report on Form 8-K as Exhibit 99.1.
In accordance with General Instruction B.2 of Form 8-K, the information in this Item 7.01 of this Current Report on Form 8-K, including the related Exhibit 99.1, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any registration statement or other filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise expressly stated in such filing.

Item 9.01.	Financial Statements and Exhibits.

(b)    Pro Forma Financial Information

The unaudited pro forma consolidated financial statements of the Company and its subsidiaries reflecting the sale of the ND Properties, required to be filed by the Company pursuant to Item 2.01 of this Current Report on Form 8-K, are filed as Exhibit 99.2 to this Current Report on Form 8-K and incorporated by reference herein.
(d)    Exhibits.

Exhibit Number	Description

2.1*
Purchase and Sale Agreement, dated as of November 19, 2013, between PRC Williston, LLC, Williston Hunter ND, LLC and Enduro Operating LLC (incorporated by reference from the Registrant's Current Report on Form 8-K filed on November 22, 2013).

99.1	Operational Update Press Release, dated December 20, 2013.
99.2	Unaudited Pro Forma Consolidated Financial Statements.

*Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments have been omitted. The Registrant hereby agrees to furnish a copy of any omitted schedule or attachment to the Securities and Exchange Commission upon request.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MAGNUM HUNTER RESOURCES CORPORATION

Date: January 6, 2014	/s/ Gary C. Evans
Gary C. Evans,
Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

2.1*
Purchase and Sale Agreement, dated as of November 19, 2013, between PRC Williston, LLC, Williston Hunter ND, LLC and Enduro Operating LLC (incorporated by reference from the Registrant's Current Report on Form 8-K filed on November 22, 2013).

99.1	Operational Update Press Release, dated December 20, 2013.
99.2	Unaudited Pro Forma Consolidated Financial Statements.
*Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments have been omitted. The Registrant hereby agrees to furnish a copy of any omitted schedule or attachment to the Securities and Exchange Commission upon request.

Exhibit 99.1

News Release	News Release

Magnum Hunter Resources Provides Operational Update
on New Wells Drilled in the Marcellus and Utica Shale Plays

Leasehold Acreage Position Increased to 180,000 Net Acres

HOUSTON, Texas - (Marketwire) - December 20, 2013 - Magnum Hunter Resources Corporation (NYSE: MHR) (NYSE MKT: MHR.PRC, MHR.PRD and MHR.PRE) (“Magnum Hunter” or the “Company”) announced today certain updates on drilling activity and recently acquired lease acreage located in the Marcellus and Utica Shale Plays. Additionally, the Company is providing an update on the operations of its midstream division, Eureka Hunter Pipeline, LLC (“Eureka Hunter” or “Eureka”).

Appalachian Basin Drilling Update:

The Company has now drilled and completed three 100% (approximately) owned wells located on the Ormet Pad in Monroe County, Ohio. The Ormet 1-9H Well tested at 2,676 Mcf/d and 216 Bbl/d of condensate, the Ormet 2-9H Well tested at 5,117 Mcf/d and 816 Bbl/d of condensate and the Ormet 3-9H Well tested at 3,876 Mcf/d and 756 Bbl/d of condensate. Eureka Hunter is continuing to install gathering system pipelines to these wells which are approximately 80% complete. Additionally, sufficient surface liquids handling equipment has been ordered and is scheduled to be installed by mid-March.

On the Collins Pad located in Tyler County, West Virginia, the Company has drilled four 100% owned wells. The Collins 1118H Well has tested at 10,000 Mcf/d and 472 Bbl/d of condensate and the Collins 1119H Well has tested at 9,850 Mcf/d and 470 Bbl/d of condensate. The Company is in the process of moving this test equipment to the remaining two wells already drilled and completed, the Collins 1116H and 1117H, and will begin the testing of these wells sometime early next week. Due to the high liquids content of this region at both our Collins and Spencer Pads, operational upgrades are being made to the Eureka Hunter gathering system in order to appropriately handle all new liquids production.

Shortly after completion of the first well on our Farley Pad (Farley 1305) located in Washington County, Ohio which had a controlled blow-out, the Company began drilling the second well on the Farley Pad (Farley 1306). The Company is currently drilling the lateral section and anticipates TD at 7,600 feet (horizontally) sometime today. The Company anticipates fracture stimulation of this well in early January and expects to report initial production test rates by the end of February.

The Company has recently hit TD on the first Utica Shale well on the Stalder Pad located in Monroe County Ohio, and will commence fracture stimulation operations next week. Test results from this well are anticipated by the beginning of January. The first Marcellus Shale well drilled on the Stalder Pad is awaiting completion operations. Management has chosen to delay completion and testing of the Marcellus well on the Stalder Pad until late in the first quarter of 2014 to allow the Utica Shale well on this pad to flow to sales for an extended period of time.

Update on Leasehold Acreage:

The Company has continued to acquire mineral leases in both West Virginia and Ohio to increase its overall ownership position. Approximately 89,000 gross (83,000 net) mineral acres have been purchased in the Marcellus Shale and approximately 105,000 gross (97,000 net) mineral acres have been purchased in the Utica Shale. Of this acreage, the Company currently estimates that approximately 21% or 38,000 net acres are overlapping and provide potential drilling in both the Marcellus and Utica Shale Plays from dual pad sites.

Update on Eureka Hunter:

Eureka Hunter is currently connecting a significant amount of new Marcellus production volumes from several Triad Hunter, LLC (“Triad”) locations as well as other third party locations into Eureka’s “wet” or rich gas pipeline system located in Tyler and Wetzel Counties, West Virginia. These increased volumes of particularly rich gas, in conjunction with colder winter temperatures, have been causing significant “liquids fallout” with resulting high pipeline pressure and liquids handling issues on the Eureka Hunter pipeline system.

These issues are currently being addressed and rectified by expansion of the system’s liquids handling capabilities and by increasing its slug volume capacities. Also, the frequency and addition of new pig launchers and receiving stations along the pipeline system have been authorized. Additionally, Eureka Hunter will have liquids stabilization operations and loading facilities near its Ohio River crossing near Sardis, Ohio operating sometime in the first quarter of 2014.  To further assist with volume demands and pigging operations, Eureka Hunter is also adding new mainline compression at its Carbide facility in Tyler County, West Virginia.

The new Marcellus volumes into Eureka Hunter are also coupled with the addition of dry Utica (Point Pleasant) production located in Ohio from third party producers. Eureka Hunter expects to connect significant volumes of new Utica production throughout 2014 including Triad’s Utica production anticipated from the Stalder pad located in Monroe County, Ohio during the first quarter of 2014. The increased volumes of gas to the Eureka Hunter gathering system will aid in liquids handling and pigging operations with the increased mass of gas production moving through the system.

The build out of the Eureka Hunter gathering system in Ohio continues despite weather delays. The first lateral to be completed in Ohio is a 20-inch extension from the Ohio River past Triad’s Stalder Pad extending approximately 11 miles to the west to gather gas from the Eclipse Resources’ Tippens pad site.  This line will initially gather dry Utica gas production. This lateral has been completed, hydro-tested and is ready to turn to sales. The second Ohio line is known as the “Ormet Lateral” which is also a 20-inch line, approximately 80% completed at this time. Eureka Hunter’s delays in the build out of the Ormet lateral has impacted Triad’s ability to produce the Ormet Marcellus wells that have been successfully drilled, fraced, and tested. The pipeline construction delays are a reflection of the huge increase in activity for both the Marcellus and Utica resource plays.  All pipeline construction companies are fully engaged in this region and pipeline appurtenances have caused very long lead items. The Company projects that the Ormet lateral will be completed by mid to late February barring any further weather delays. The necessary liquids handling equipment should be installed by mid-March.

Management Comments

Mr. Gary C. Evans, Chairman of the Board and Chief Executive Officer of Magnum Hunter, commented, “Magnum Hunter’s focus continues to be in accelerating our leasehold ownership position and adding new production in both the Marcellus and Utica resource plays. Our newly completed wells in the Marcellus continue to improve both in overall gas production volumes and liquids recovery. We are very anxious to test our two new Utica wells recently drilled in Ohio, which are currently in process of completing. We are planning our 2014 capital drilling program for both the Marcellus and Utica locations in a manner that guarantees the maximum throughput capabilities available on the midstream system. We continue to be impressed with the quality of these reservoirs which seem to get better with time. This will be reflected in our forthcoming 2013 year-end reserve report which will be announced in January.”

About Magnum Hunter Resources Corporation

Magnum Hunter Resources Corporation and subsidiaries are a Houston, Texas-based independent exploration and production company engaged in the acquisition, development and production of crude oil, natural gas and natural gas liquids, primarily in the States of West Virginia, Ohio, Kentucky, and North Dakota. The Company is presently active in three of the most prolific unconventional shale resource plays in North America, namely the Marcellus Shale, Utica Shale, and Williston Basin/Bakken Shale.

Availability of Information on the Company’s Website

Magnum Hunter is providing a reminder that it makes available on its website (at www.magnumhunterresources.com) a variety of information for investors, analysts and the media, including the following:

•
annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports as soon as reasonably practicable after the material is electronically filed with or furnished to the Securities and Exchange Commission;

•	the most recent version of the Company’s Investor Presentation slide deck;

•
announcements of conference calls, webcasts, investor conferences, speeches and other events at which Company executives may discuss the Company and its business and archives or transcripts of such events;

•	press releases regarding annual and quarterly earnings, operational developments, legal developments and other matters; and

•	corporate governance information, including the Company’s corporate governance guidelines, committee charters, code of conduct and other governance-related matters.

Magnum Hunter’s goal is to maintain its website as the authoritative portal through which visitors can easily access current information about the Company.  Over time, the Company intends for its website to become a primary channel for public dissemination of important information about the Company.  Investors, analysts, media and other interested persons are encouraged to visit the Company’s website frequently.

Certain information included on the Company’s website constitutes forward-looking statements and is subject to the qualifications under the heading “Forward-Looking Statements” below and  in the Company’s Investor Presentation slide deck.

Forward-Looking Statements

This press release includes “forward-looking statements.” All statements other than statements of historical facts included or incorporated herein may constitute forward-looking statements. Actual results could vary significantly from those expressed or implied in such statements and are subject to a number of risks and uncertainties. Although Magnum Hunter believes that the expectations reflected in the forward-looking statements are reasonable, Magnum Hunter can give no assurance that such expectations will prove to be correct. The forward-looking statements involve risks and uncertainties that affect operations, financial performance, and other factors as discussed in filings made by Magnum Hunter with the Securities and Exchange Commission (SEC). Among the factors that could cause results to differ materially are those risks discussed in the periodic reports filed by Magnum Hunter with the SEC, including Magnum Hunter’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and its Quarterly Reports on Form 10-Q for the fiscal quarters ended after such fiscal year. You are urged to carefully review and consider the cautionary statements and other disclosures made in those filings, specifically those under the heading “Risk Factors.” Forward-looking statements speak only as of the date of the document in which they are contained, and Magnum Hunter does not undertake any duty to update any forward-looking statements except as may be required by law.

Contact:
Chris Benton
AVP, Finance and Capital Markets
ir@magnumhunterresources.com
832-203-4539

Exhibit 99.2

Magnum Hunter Resources Corporation
Unaudited Pro Forma Consolidated Financial Statements

The following unaudited pro forma consolidated financial statements give effect to the sale by PRC Williston, LLC and Williston Hunter ND, LLC, both subsidiaries of Magnum Hunter Resources Corporation, (“the Company”), of their rights, title and interest in certain oil and gas properties and assets located in Burke, Renville, Bottineau and McHenry Counties, North Dakota, including operated working interests in approximately 30,000 acres and approximately 180 wells producing primarily from the Madison formation in the Williston Basin (the "ND Properties") to Enduro Operating, LLC for $44.1 million in cash on December 30, 2013, the closing date of the sale and the associated paydown of debt under the Company’s senior revolving credit facility (the “MHR Senior Revolving Credit Facility”).

The unaudited pro forma balance sheet as of September 30, 2013 is based on our unaudited consolidated balance sheet as of September 30, 2013, included in our Quarterly Report on Form 10-Q for the nine months ended September 30, 2013, and gives effect to the transaction described above as if it occurred on September 30, 2013.

The unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2013 is based on our unaudited consolidated statement of operations for the nine months ended September 30, 2013, included in our Quarterly Report on Form 10-Q for the nine months ended September 30, 2013, and gives effect to the transaction described above as if it occurred on January 1, 2012.

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2012 is based on our audited consolidated statement of operations for the year ended December 31, 2012, included in our Registration Statement on Form S-1, as amended on December 23, 2013 for the year ended December 31, 2012, and gives effect to the transaction described above as if it occurred on January 1, 2012.

The unaudited pro forma consolidated financial statements presented herein have been included as required by the rules of the Securities and Exchange Commission and are provided for informational purposes only. These unaudited pro forma consolidated financial statements should be read in conjunction with our historical consolidated financial statements and related notes for the periods presented.

The unaudited pro forma consolidated financial statements presented herein are based upon assumptions and include adjustments as explained in the notes to the unaudited pro forma consolidated financial statements, and the actual recording of the transaction could differ. The unaudited pro forma consolidated financial statements presented herein are not necessarily indicative of the financial results that would have occurred had the transaction described above occurred on the dates indicated and should not be viewed as indicative of operations in the future. However, management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the transaction discussed above and that the pro forma adjustments give appropriate effect to those assumptions.

MAGNUM HUNTER RESOURCES CORPORATION
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2013
(in thousands)

	Historical	Pro Forma Adjustments		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$55,283	$21,600	A	$76,883
Accounts receivable	73,486	(1,949)	A	71,537
Derivative assets	1,079	-		1,079
Inventory	11,957	(634)	A	11,323
Investments	2,237	-		2,237
Prepaid expenses and other assets	4,732	-		4,732
Assets held for sale - short term	10,380	-		10,380
Total current assets	159,154	19,017		178,171
Property and equipment:
Oil and natural gas properties	1,347,147	(81,136)	A	1,266,011
Accumulated depletion, depreciation, and amortization, and accretion	(133,993)	22,811	A	(111,182)
Total oil and natural gas properties, net	1,213,154	(58,325)		1,154,829
Gas transportation, gathering, and processing equipment, net	258,797	(229)	A	258,568
Total property and equipment, net	1,471,951	(58,554)		1,413,397
Other assets:
Deferred financing costs, net of amortization	21,169	-		21,169
Derivatives and other assets	392	-		392
Intangible assets, net	7,048	-		7,048
Goodwill	30,602	-		30,602
Assets held for sale	193,255	-		193,255
Other assets	2,245	-		2,245
Total assets	$1,885,816	$(39,537)		$1,846,279

The accompanying Notes are an integral part of these Unaudited Pro Forma Consolidated Financial Statements.

MAGNUM HUNTER RESOURCES CORPORATION
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2013
(in thousands)

	Historical	Pro Forma Adjustments		Pro Forma
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of notes payable	$4,144	$ -		$4,144
Accounts payable	148,754	(2,502)	A	146,252
Revenue payable	12,728	(2,325)	A	10,403
Accrued liabilities	57,898	-		57,898
Derivative liabilities	5,913	-		5,913
Liabilities associated with assets held for sale	16,139	-		16,139
Other liabilities	7,336	(962)	A	6,374
Total current liabilities	252,912	(5,789)		247,123
Other liabilities:
Long-term debt	749,131	(22,500)	A	726,631
Asset retirement obligation	19,902	(3,611)	A	16,291
Deferred tax liability	32,858	-		32,858
Derivative liabilities	75,997	-		75,997
Other long term liabilities	2,450	-		2,450
Long-term liabilities associated with assets held for sale	14,601	-		14,601
Total liabilities	1,147,851	(31,900)		1,115,951

Redeemable preferred stock:
Series C Cumulative Perpetual Preferred Stock	100,000	-		100,000
Series A Convertible Preferred Units of Eureka Hunter Holdings, LLC	128,871	-		128,871

Shareholders’ equity:
Preferred Stock, 10,000,000 shares authorized
Series D Cumulative Perpetual Preferred Stock	221,244	-		221,244
Series E Cumulative Convertible Preferred Stock	95,069	-		95,069
Common stock	1,716	-		1,716
Additional paid in capital	728,551	-		728,551
Accumulated deficit	(525,157)	(7,637)	A	(532,794)
Accumulated other comprehensive loss	(16,910)	-		(16,910)
Treasury stock, at cost:
Series E Cumulative Preferred Stock	(2,030)	-		(2,030)
Common stock	(1,914)	-		(1,914)
Total Magnum Hunter Resources Corporation shareholders’ equity	500,569	(7,637)		492,932
Non-controlling interest	8,525	-		8,525
Total shareholders’ equity	509,094	(7,637)		501,457
Total liabilities and shareholders’ equity	$1,885,816	$(39,537)		$1,846,279

The accompanying Notes are an integral part of these Unaudited Pro Forma Consolidated Financial Statements.

MAGNUM HUNTER RESOURCES CORPORATION
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013
(in thousands, except share and per share data)

	Historical	Pro Forma Adjustments		Pro Forma
Revenue:
Oil and gas sales	$138,242	$(10,733)	B	$127,509
Gas transportation, gathering, and processing	42,415	-		42,415
Oilfield services	13,728	-		13,728
Gain on sale of assets and other revenue	789	-		789
Total revenue	195,174	(10,733)		184,441

Expenses:
Lease operating expenses	38,027	(7,235)	B	30,792
Severance taxes and marketing	12,313	(647)	B	11,666
Exploration and abandonments	73,402	-		73,402
Impairment of proved oil and gas properties	9,968	(8,497)	B	1,471
Gas transportation, gathering, and processing	35,830	-		35,830
Oilfield services	11,928	-		11,928
Depreciation, depletion, amortization, and accretion	71,956	(4,969)	B	66,987
Loss on sale of assets	42,116	29	B	42,145
General and administrative	58,559	(677)	B	57,882
Total expenses	354,099	(21,996)		332,103

Operating loss	(158,925)	11,263		(147,662)

Other income (expense):
Interest income	172	-		172
Interest expense	(53,203)	518	C	(52,685)
Loss on derivative contracts	(30,644)	-		(30,644)
Other income	7,860	(6)	B	7,854
Total other income (expense)	(75,815)	512		(75,303)
Loss from continuing operations before income tax	(234,740)	11,775		(222,965)
Income tax benefit	40,944	-	D	40,944
Loss from continuing operations	$(193,796)	11,775		$(182,021)
Weighted average number of common shares outstanding, basic and diluted	169,752,042			169,752,042
Loss from continuing operations per share, basic and diluted	$(1.14)			$(1.07)

The accompanying Notes are an integral part of these Unaudited Pro Forma Consolidated Financial Statements.

MAGNUM HUNTER RESOURCES CORPORATION
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012
(in thousands, except share and per share data)

	Historical	Pro Forma Adjustments		Pro Forma
Revenue:
Oil and gas sales	$114,659	(13,080)	B	$101,579
Gas transportation, gathering, and processing	13,040	-		13,040
Oilfield services	12,333	-		12,333
Other revenue	324	(62)	B	262
Total revenue	140,356	(13,142)		127,214

Expenses:
Lease operating expenses	26,839	(7,328)	B	19,511
Severance taxes and marketing	7,854	(713)	B	7,141
Exploration and abandonments	78,221	(10,461)	B	67,760
Gas transportation, gathering, and processing	8,028	-		8,028
Oilfield services	10,037	-		10,037
Impairment of proved oil and gas properties	3,772	(3,632)	B	140
Depreciation, depletion, amortization and accretion	59,730	(4,578)	B	55,152
Loss on sale of assets	628	(28)	B	600
General and administrative	53,454	(1,023)	B	52,431
Total expenses	248,563	(27,763)		220,800

Operating loss	(108,207)	14,621		(93,586)

Other income (expense):
Interest income	199	-		199
Interest expense	(51,616)	767	C	(50,849)
Gain on derivative contracts	22,239	-		22,239
Other income	(1,583)	-		(1,583)
Total other income (expense)	(30,761)	767		(29,994)
Loss from continuing operations before income tax	(138,968)	15,388		(123,580)
Income tax benefit	19,312	-	D	19,312
Loss from continuing operations	$(119,656)	15,388		$(104,268)
Weighted average number of common shares outstanding, basic and diluted	155,743,418			155,743,418
Loss from continuing operations per share, basic and diluted	$(0.77)			$(0.67)

The accompanying Notes are an integral part of these Unaudited Pro Forma Consolidated Financial Statements.

Magnum Hunter Resources Corporation
Notes to Unaudited Pro Forma Consolidated Financial Statements

A.
To record the sale of the ND Properties for $44.1 million of cash, after customary closing adjustments, on December 30, 2013, the closing date of the sale, the associated paydown of debt under the MHR Senior Revolving Credit Facility. A loss of approximately $7.6 million is reflected in accumulated deficit for the ND Properties transaction as the difference in the consideration received and carrying value of net assets sold~~.~~

B.	The elimination of revenues and expenses attributable to the assets sold in the transaction during the period indicated.

C.
The adjustment to interest expense to reflect the use of a portion of net proceeds from the transaction to pay down debt under the MHR Senior Revolving Credit Facility as if it had occurred January 1, 2012. The MHR Senior Revolving Credit Facility had a weighted average interest rate of 3.07% and 3.41% for the nine months ended September 30, 2013 and twelve months ended December 31, 2012, respectively.

D.
The Company provides a valuation allowance against its net deferred tax assets, which consist primarily of net operating loss carryforwards associated with its United States operations.  Accordingly, the pro forma adjustment of the net loss from the sale of the ND properties did not result in an adjustment to pro-forma income tax benefit.

Summary Pro Forma Oil, Gas and Natural Gas Reserves Data (Unaudited)

The table sets forth summary pro forma reserve data at December 31, 2012, which give effect to the disposal of both the ND properties and the Eagle Ford Hunter properties, which have been reported in the historical financial statements as discontinued operations and were sold on April 24, 2013.

Estimated Quantities of Oil and Natural Gas Reserves at December 31, 2012

		Pro Forma Adjustments
	Historical	Sale of Eagle Ford Hunter	Sale of ND Properties	Pro Forma
Proved Reserves
Crude Oil and Liquids (MBbl)	45,952	(10,992)	(4,076)	30,884
Gas (MMcf)	162,620	(2,801)	(1,175)	158,644
Total (MBOE)	73,055	(11,459)	(4,272)	57,324

Proved Developed Reserves
Crude Oil and Liquids (MBbl)	22,617	(4,034)	(2,337)	16,246
Gas (MMcf)	125,526	(1,087)	(1,175)	123,264
Total (MBOE)	43,538	(4,215)	(2,533)	36,790

Standardized Measure of Discounted Future Net Cash Flows at December 31, 2012 (in thousands)

		Pro Forma Adjustments
	Historical	Sale of Eagle Ford Hunter	Sale of ND Properties	Pro Forma
Future cash inflows	$4,248,384	$(1,055,231)	$(318,965)	$2,874,188
Future production costs	(1,520,260)	270,579	120,491	(1,129,190)
Future development costs	(603,809)	227,211	13,933	(362,665)
Future income tax expense	(230,500)	72,160	50,951	(107,389)
Future net cash flows	1,893,815	(485,281)	(133,590)	1,274,944
10% annual discount for estimated timing of cash flows	(1,046,162)	270,818	78,570	(696,774)
Standardized measure of discounted future net cash flows	$847,653	$(214,463)	$(55,020)	$578,170